UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 1-12302

BARNES & NOBLE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1196501
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

122 Fifth Avenue, New York, NY	10011
(Address of Principal Executive Offices)	(Zip Code)

(212) 633-3300

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Barnes & Noble, Inc. (“Company”) for the reporting period January 1, 2014 to December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at http://forinvestors.barnesandnobleinc.com/edgar.cfm.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BARNES & NOBLE, INC.
(Registrant)

By:	/S/ MAHESH VEERINA
Mahesh Veerina, Chief Operating Officer of Nook Media LLC

June 1, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.